Pro Financial Holdings, Inc.
536 North Monroe Street
Tallahassee, Florida 32301

October 8, 2009

VIA EDGAR
Mail-Stop 4561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Mike Clampitt, Esq.

Re:	Post-Effective Amendment on Form S-1 Registration Statement under the Securities Act of 1933 as filed by Pro Financial Holdings, Inc. , File No. 333-141191

Gentlemen:

Pursuant to 17 C.F.R. Section 230.461, Pro Financial Holdings, Inc., by and through its duly authorized officer, hereby requests acceleration of the effective date of the above referenced Registration Statement to 9:30 A.M. eastern time on October  16, 2009, or as soon as practicable thereafter. We hereby acknowledge our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement.  In connection with this request, we acknowledge that:

•
Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to our filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in our filing; and

•	We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PRO FINANCIAL HOLDINGS, INC.

/s/ B. Bryan Robinson

B. Bryan Robinson
Chief Executive Officer

cc:	Herbert D. Haughton, Esq.